FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2003

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant's name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the New York Stock Exchange on 6th February 2003

US version

FINAL DIVIDEND ANNOUNCEMENT

The Board of The “Shell”Transport and Trading Company, p.l.c. has decided to recommend to the Annual General Meeting of the Company, a final dividend of 9.30p per Ordinary share (55.8p per New York Share), making a total dividend for the year 2002 of 15.25p (91.5p). This represents an increase of 3.0% over the 2001 total dividend of 14.80p (88.8p).

The total dividend is made up as follows:

Pence per New York Share	Interim	Final	Total
2002	35.7	55.8	91.5
2001	35.1	53.7	88.8
US$ per New York Share	Interim	Final	Total
2002	0.55	*	*
2001	0.51	0.78	1.29

The final dividend is subject to the approval of the Annual General Meeting of the Company to be held on April 23, 2003. The dividend will be paid on May 12, 2003 to holders of record of New York Shares on April 4, 2003. These shares become ex-dividend on April 2, 2003.

* US dollar equivalents

The amount to be paid to holders of New York Shares will be determined by the dollar/sterling exchange rate and the tax credit rate on May 6, 2003. At the current rate of £1 = $1.64 approximately, the final net dividend is equivalent to $0.92 per New York Share.

Taxation

Shareholders resident in the United Kingdom are entitled to a tax credit. This tax credit is only repayable in limited circumstances and for a transitional period. From April 6, 1999 the amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the proposed final dividend of 9.30p per Ordinary share (55.8p per New York Share) is 1.033p (6.2p) and the dividend and tax credit together amount to 10.333p (62.0p).

The current Double Taxation Conventions between the United Kingdom and the United States of America and Canada provide for the payment to qualifying United States and Canadian residents of an amount equal to the relevant tax credit, less United Kingdom income tax at the rate of 15% on the sum of the dividend and the tax credit. The final dividend of 2002 will have a tax credit of 10/90ths. In this case the withholding tax at 15% would be more than the tax credit and consequently the payment is treated as being reduced to zero. The tax authorities in the United States have ruled that US shareholders may elect to be treated as having received a gross dividend equal to the net dividend plus the tax credit of 10/90ths and claim a foreign tax credit for the 10/90ths which is treated as tax paid in the UK.

February 6, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By G J West (Assistant Company Secretary)
Date: February 7, 2003